UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

_____________________________

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation and further to the relevant event dated 1st July, 2015, hereby communicates the following:

RELEVANT EVENT

In accordance with Royal Decree-law 9/2015 of 10 July, on urgent measures to reduce the tax burden applicable to taxpayers under the Personal Income Tax and other economic measures, the withholding tax applicable to dividends has been reduced from 20% to 19.5%.

Therefore, the net dividend applicable to the forthcoming distribution in cash, as gross interim dividend against 2015 results, of euro 0.08 per share resolved by the Board of Directors of BBVA on 1st July 2015 will be of 0.0644 euro, as a result of applying a withholding of 19.5% to 0.08 euro.

The dividend will be paid out as of next July 16th, 2015, according to the regulations applicable to the depositary entities and using the means that IBERCLEAR provides to such entities.

Madrid, July 14th, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 14th, 2015	By:	/s/ Erik Schotkamp
	Name:	Erik Schotkamp

	Title:	Capital & Funding Managing Director